FEDERAL INSURANCE COMPANY

Endorsement No.:	1 Bond

Bond Number:	81574613

NAME OF ASSURED: PACIFIC GLOBAL FUND, INC.

RENEWAL ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.                                       By deleting ITEM 1. of the DECLARATIONS in its entirety and substituting the following:

“ITEM 1. BOND PERIOD: from 12:01 A.M. on April 14, 2009

to 12:01 A.M. on April 14, 2010”

2.                                       By deleting ITEM 2. of the DECLARATIONS and substituting the following:

“ITEM 2. LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT

1.	Employee	$1,000,000	$25,000
2.	On Premises	$1,000,000	$25,000
3.	In Transit	$1,000,000	$25,000
4.	Forgery or Alteration	$1,000,000	$25,000
5.	Extended Forgery	$1,000,000	$25,000
6.	Counterfeit Money	$1,000,000	$25,000
7.	Threats to Person	$1,000,000	$25,000
8.	Computer System	$1,000,000	$25,000
9.	Voice Initiated Funds Transfer Instruction	$1,000,000	$25,000
10.	Uncollectible Items of Deposit	$50,000	$5,000
11.	Audit Expense	$50,000	$5,000

ICAP Bond

Form 17-02-6040 (Ed. 9-04)

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3.                                       By deleting ITEM 3. of the DECLARATIONS in its entirety and substituting the following:

“ITEM 3.                   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: Premium Invoice & Renewal Invoice

4.                                       It is further agreed that the COMPANY, in consideration of payment of the required premium by the ASSURED, agrees with the ASSURED that the expiring BOND PERIOD is renewed for the BOND PERIOD stated above. This Renewal Endorsement together with the DECLARATIONS, contract, and Endorsements of the expiring Bond comprise this Bond. The COMPANY only issued to the ASSURED those Bond documents containing changes from the ASSURED’S previous BOND PERIOD coverages and any new or additional coverages or Bond provisions.

This Endorsement applies to loss discovered after 12:01 a.m. on April 14, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 13, 2009	By
Authorized Representative

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IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

APPROVAL OF MINUTES

APPROVAL OF FORM, AMOUNT, PREMIUMS,

AND ALLOCATIONS FOR THE FIDELITY BOND

WHEREAS, in order for the Corporation to purchase a fidelity bond, Rule 17g-1(d) under the Investment Company Act of 1940 (the “1940 Act”), in effect, requires the Board of Directors of the Corporation, including a majority of the Directors who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act in this regard, to determine at least once every twelve months that certain standards are met; and

WHEREAS, the Corporation and Pacific Global Investors Services, Inc. (“PGIS”) in order to be covered by a single fidelity bond, are required by Rule 17g-1(f) of the 1940 Act to be parties to an agreement that establishes the criteria by which premiums and recoveries under the joint insured fidelity bond shall be allocated; and

WHEREAS, the Board of Directors, including a majority of the Directors who are not “interested persons” of the Corporation, has considered whether the Bond which names the Corporation and PGIS as insureds (the “Bond”) issued to the Corporation and PGIS by the Chubb Group (“Insurer”) is in the best interest of the Corporation and whether the Bond is reasonable in form and amount, taking into consideration all relevant factors including, but not limited to:  (1) the value of the aggregate assets of the Corporation to which any officer or employee covered by the Bond may have access; (2) the nature of the Corporation’s assets; and (3) the type and terms of the arrangements made for the custody and safekeeping of such assets; and

WHEREAS, the President and the Vice President/Treasurer of the Corporation, in their capacities as officers of the Corporation, have determined that:  (1) the Bond in the amount of $1,000,000 which would not be attributable in separate amounts to the various series of the Corporation, is adequate to protect the Corporation, for a period of twelve months, against larceny and embezzlement by any of its officers and employees who may singly, or jointly with others, have access to securities or funds of the Corporation, either directly or indirectly or through authority to draw upon such funds or direct the disposition of securities; and

WHEREAS, the Bond provides coverage to the Corporation in an amount at least equal to the sum of the total amount of coverage the Corporation would have been required to provide and maintain individually had the Corporation not been named under a joint insured bond; and

WHEREAS, the Corporation intends to purchase such Bond in the amount of $1,000,000, the coverage of which begins effective April 14, 2009, on terms and conditions identical in all material respects to the terms and conditions of the current Bond;

NOW THEREFORE, BE IT RESOLVED, that the Board of Directors, including a majority of the Directors who are not “interested persons” of the Corporation, hereby authorizes the actions of the President and the Vice President/Treasurer of the Corporation, relating to the purchase and maintenance of the Bond in the amount of $1,000,000, for a period of twelve months commencing on April 14, 2009; and be it further

RESOLVED, that the Board of Directors, including a majority of the Directors who are not “interested persons” of the Corporation, approves the allocation of the premium for the Bond as between the Corporation and PGIS such that PGIS will pay fifteen percent (15%) of the annual premium for the Bond, taking all relevant factors into consideration including but not limited to, the fact that PGIS is a named insured, the nature of PGIS’ business activities, the amount of the Bond, the ratable allocation of premium among the Corporation and PGIS, and the extent to which the share of the premium allocated to the Corporation is less than the premium the Corporation would have had to pay if it had provided and maintained a single insured bond; and be it further

RESOLVED, that the Board of Directors, including a majority of the Directors who are not “interested persons” of the Corporation, approves the allocation among the several series of the Corporation (the “Funds”), of the Bond premium payable by the Corporation such that each Fund pays its pro rata share of such premium, based on the Funds’ relative net asset value as of the end of the calendar month immediately prior to the payment of such premium; and be it further

RESOLVED, that the Board of Directors, including a majority of the Directors who are not “interested persons” of the Corporation, hereby approves the continuation of the Joint Fidelity Bond Agreement, as previously approved at the Board’s meeting held on February 22, 2008; and be it further

RESOLVED, that the Board of Directors designates the Secretary and the Treasurer of the Corporation to file with the Securities and Exchange Commission, all filings and notices in the manner and within the time periods required under Rule 17g-1 under the 1940 Act.

PACIFIC GLOBAL FUND, INC.

JOINT FIDELITY BOND AGREEMENT

AGREEMENT dated as of this 13th day of October 1997, by and between Pacific Global Fund, Inc., a Maryland corporation, doing business as Pacific Advisors Fund Inc. (the “Corporation”), on behalf of each of its series (the “Funds”), and Pacific Global Investor Services, Inc., a California corporation (the “Transfer .Agent’”).

WHEREAS, the Transfer Agent acts as transfer agent and dividend disbursing agent and provides certain administrative services to each of the Funds; and

WHEREAS, pursuant to the requirement of Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Corporation, on behalf of each Fund, and the Transfer Agent have obtained fidelity bond coverage as named parties (“Named Insureds”) under a joint insured fidelity bond (“Bond”); and

WHEREAS, the Named Insureds, in order to be covered by a single fidelity bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which premiums and recoveries under the Bond shall be aIlocated among the Named Insureds.

NOW, THEREFORE, it is agreed as follows:

1.                                       Amount of Coverage Maintained. The amount of fidelity coverage under the Bond shall at all times be at least equal in the amount to the sum of (i) the total amount of coverage which the Corporation would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 under the 1940 Act had the Corporation not been a named insured under the Bond, plus (ii) the amount of each bond which each Named Insured other than the Corporation would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond.  The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Directors of the Corporation including a majority of those Directors who are not “interested persons” of the Corporation as defined by Section 2(a)(19) of the 1940 Act.

2.                                       Allocation of Recovery. In the event an actual pecuniary loss is suffered by the Named Insureds under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated among the Named Insureds as fallows:

(a)                                  If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total amount of loss suffered by the Named Insureds suffering loss, then each such Named Insured shall be entitled to recover the amount of its actual loss.

(b)                                 If the total amount of coverage provided under the Bond is less than the combined total amount of loss suffered by the Named Insureds suffering loss, then:

(i)                                     If the total amount of loss suffered by the Corporation (or one or more Funds) is less than the Corporation’s minimum coverage requirement as set forth in Section 1 hereof, then the Corporation and/or the relevant Funds shall be entitled to recover the amount of their actual loss and the other Named Insured shall be entitled to recover the remainder of the amount of coverage under the Bond; and

(ii)                                  If the total amount of loss suffered by the Corporation or one or more Funds is greater than the Corporation’s minimum coverage requirement as set forth in Section 1 hereof, then (a) the Corporation and/or the relevant Funds shall be entitled to recover the amount of the Corporation’s minimum coverage requirement and (b) the excess coverage (if any), shall be allocated between the Corporation and the other Named Insured in proportion to their respective premium payments, provided that a Named Insured may not recover more than its actual loss.

3.                                       Allocation of Premiums.  No premium shall be paid under the Bond unless the Board of Directors of the Corporation, including a majority of those Directors who are not “interested persons” of the Corporation as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by the Corporation.  The premium payable on the Bond shall be allocated between the Corporation and the other Named Insured as determined by the Board of Directors of the Corporation.

4.                                       Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

5.                                       Filing with the Commission.  A copy of this Agreement and any amendment thereto shall be filed with the Securities and Exchange Commission within 10 days after the execution thereof.

6.                                       Applicable Law.  This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of California.

IN WITNESS WHEREOF the Corporation, on behalf of each of the Funds, and the Transfer Agent have caused this Agreement to be executed as of the day and year first written.

PACIFIC GLOBAL FUND, INC.
d/b/a PACIFIC ADVISORS FUND INC.
on behalf of each of its series

By:	/s/ George A. Henning

Attest:	/s/ Dalia Munoz

PACIFIC GLOBAL INVESTOR SERVICES INC.

By:	/s/ Thomas H. Hanson

Attest:	/s/ J. C.